UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA announces compliance with sustainability performance target related to efficient use of water in its sustainability-linked bonds KOF 21L

Mexico City, Mexico – September 3, 2026 - Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest bottler of the Coca- Cola System in Latin America by sales volume, announces that the Company has achieved the sustainability performance target contemplated in its sustainability-linked bonds “KOF 21L” by achieving a water use efficiency ratio of 1.26 liters of water per liter of beverage produced, and that such compliance has been confirmed by an external and independent verifier.

As a result, Coca-Cola FEMSA confirms that the calculation of the interest rate applicable to the sustainability-linked bonds “KOF 21L” as of the interest period beginning on September 17, 2026, shall not suffer any modifications.

Water usage is a strategic pillar for Coca-Cola FEMSA. Therefore, the Company promotes initiatives focused on strengthening the sustainable availability of water across its operations, the watersheds where it operates, and the communities it serves. Its water efficiency strategy aims to reduce the Water Use Ratio (WUR), which measures the amount of water used per liter of beverage produced.

Since 2022, Coca-Cola FEMSA has invested more than US$82 million to strengthen this strategy and achieve a Water Use Ratio of 1.26 liters of water per liter of beverage produced. These investments support a comprehensive management model implemented across its operations and leverage technological innovation to drive continuous improvements in process efficiency.

The Company’s Water Use Ratio achieved during August 2026 represents an improvement above 20% from its 2018 baseline, positioning Coca-Cola FEMSA as a leader in water efficiency in the beverage industry.

For more information, see the Company’s sustainability performance in its 2025 Integrated Report:https://investors.coca-colafemsa.com/assets/files/reportes_resultados_en/2026/2025-KOF-IR-ENG.pdf

About Coca-Cola FEMSA

Mexican Stock Exchange, Trading Symbol: KOFUBL

NYSE (ADS), Trading Symbol: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca Cola Company, offering a wide portfolio to more than 268 million consumers. With more than 90,000 employees, the Company markets and sells approximately 4.2 billion unit cases through more that 2.1 million points of sell annually. Operating 55 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of Dow Jones Best-in-Class World Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index and MSCI ACWI Index. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, nationwide, and in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information or further questions, please contact the Investor Relations team:

•	Pamela Ortiz I pamela.ortiz@kof.com
•	Natalia Sariñana I natalia.sarinana@kof.com
•	Bryan Silva | bryan.silva@kof.com
•	Emilio Díaz | emilio.diaz@kof.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: September 2, 2026